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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ridgewood Hotels, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value
Series A Convertible Preferred Stock, $0.01 Par Value

(Title of Class of Securities)

Common Stock: 766234 10 8
Series A Convertible Preferred Stock: None

(CUSIP Number)

Mr. Henk Evers
Ridgewood Hotels, Inc.
100 Rue Charlemagne
Braselton, Georgia 30517
(678) 425-0900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 766234 10 8

1.	Name of Reporting Person: Fountainhead Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: Common Stock: 3,000,000 Series A Convertible Preferred Stock: 450,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: Common Stock: 3,000,000 Series A Convertible Preferred Stock: 450,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock: 3,000,000 Series A Convertible Preferred Stock: 450,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock: 78.9% Series A Convertible Preferred Stock: 100.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 766234 10 8

1.	Name of Reporting Person: Fountainhead Holdings, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: Common Stock: 3,000,000 Series A Convertible Preferred Stock: 450,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: Common Stock: 3,000,000 Series A Convertible Preferred Stock: 450,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock: 3,000,000 Series A Convertible Preferred Stock: 450,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock: 78.9% Series A Convertible Preferred Stock: 100.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 766234 10 8

1.	Name of Reporting Person: Donald E. Panoz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ireland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: Common Stock: 3,000,000 Series A Convertible Preferred Stock: 450,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: Common Stock: 3,000,000 Series A Convertible Preferred Stock: 450,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock: 3,000,000 Series A Convertible Preferred Stock: 450,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock: 78.9% Series A Convertible Preferred Stock: 100.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 766234 10 8

1.	Name of Reporting Person: Nancy C. Panoz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ireland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: Common Stock: 3,000,000 Series A Convertible Preferred Stock: 450,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: Common Stock: 3,000,000 Series A Convertible Preferred Stock: 450,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Common Stock: 3,000,000 Series A Convertible Preferred Stock: 450,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Common Stock: 78.9% Series A Convertible Preferred Stock: 100.0%

14.	Type of Reporting Person (See Instructions): IN

EXPLANATORY NOTE

     This Amendment No. 2 to Schedule 13D is being filed jointly by and on behalf of each of Fountainhead Holdings, Inc., Fountainhead Holdings, Ltd., Donald E. Panoz and Nancy C. Panoz and relates to shares of the common stock, par value $0.01 per share (the “Common Stock”), and shares of the only series of preferred stock issued and outstanding, designated as Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of Ridgewood Hotels, Inc. (the “Issuer”).

Item 4. Purpose of the Transaction.

     Certain of the information set forth in the Schedule 13D with respect to this Item 4 is hereby amended and supplemented by adding the following:

     Litigation is pending among the Issuer, ADT Security Services, Inc. (as successor to Triton Group, Ltd., a named defendant) (“ADT”), certain other named defendants and certain other shareholders of the Issuer in the Court of Chancery of the State of Delaware (the “Chancery Court”). On November 28, 2000, the predecessor of Fountainhead Development, LLC was permitted to intervene in this action. On March 19, 2003, the parties to this litigation entered into a Stipulation of Settlement (the “Stipulation”), which is subject to approval by the Chancery Court. Under the terms of the Stipulation, Fountainhead Holdings, Inc. would return the 450,000 shares of Preferred Stock and receive simultaneously in exchange therefor 1,350,000 shares of Common Stock.

Item 7. Material to Be Filed as Exhibits.

     Exhibit A – Joint filing agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Fountainhead Holdings, Inc., Fountainhead Holdings, Ltd., Donald E. Panoz and Nancy C. Panoz.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2003	Fountainhead Holdings, Inc.

By: /s/ Donald E. Panoz Donald E. Panoz Chairman

Fountainhead Holdings, Ltd.

By: /s/ Donald E. Panoz Donald E. Panoz Chairman

/s/ Donald E. Panoz Donald E. Panoz

/s/ Nancy C. Panoz Nancy C. Panoz

INDEX TO EXHIBITS

Exhibit	Description of Exhibit	Filing Method

(A)	Joint filing agreement by and among the Reporting Persons to Amendment No. 2 to Schedule 13D dated March 27, 2003	Filed herewith

Exhibit A

Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

     Each of the undersigned hereby agrees to be included in the filing of Amendment No. 2 to Schedule 13D dated March 19, 2003 with respect to the issued and outstanding Common Stock and Preferred Stock of Ridgewood Hotels, Inc. beneficially owned by each of the undersigned, respectively.

Dated March 27, 2003

Fountainhead Holdings, Inc.

By: /s/ Donald E. Panoz Donald E. Panoz Chairman

Fountainhead Holdings, Ltd.

By: /s/ Donald E. Panoz Donald E. Panoz Chairman

/s/ Donald E. Panoz Donald E. Panoz

/s/ Nancy C. Panoz Nancy C. Panoz